[Winston & Strawn LLP Letterhead]

February 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Kevin L. Vaughn

Martin James

Tara Harkins

Re:	X-Rite, Incorporated

Form 10-K for the Year Ended January 2, 2010, filed March 18, 2010

Form 10-Q for the Quarter Ended October 2, 2010, filed November 12, 2010

File No. 000-14800

Dear Mr. Vaughn:

Our firm represents X-Rite Incorporated, a Michigan corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated January 21, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2010, and the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 (the “Form 10-Q”) filed with the Commission on November 12, 2010. We have addressed your January 21, 2011 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.

Form 10-K for the Year Ended January 2, 2010

General

1.	Please provide the three acknowledgements included at the end of our December 10, 2010 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

February 4, 2011 Securities and Exchange Commission Division of Corporate Finance Page 2

The Company acknowledges the Staff’s comment, and an authorized officer of the Company has provided such acknowledgments in the letter attached hereto.

Item 8._ Financial Statements and Supplementary Data, page 38

Note 8, Mandatorily Redeemable Preferred Stock and Warrants, page 68

2.	We note your response to prior comment 5 and that you have initially recognized the mandatorily redeemable preferred stock at fair value. As previously requested, please explain to us in more detail how you accounted for the mandatorily redeemable preferred stock at fair value at each subsequent reporting date. Refer to the guidance in paragraph 480-10-35 of the FASB Accounting Standards Codification.

As described in our response dated January 7, 2011, the Company’s Participating Series A Preferred Stock (“Preferred Stock”) was issued to effectively refinance $41.6 million of our second lien debt obligation on August 18, 2009. The Preferred Stock is considered mandatorily redeemable and classified as a liability under ASC 480 due to the date certain redemption requirement on January 23, 2014. Due to this liability classification, the initial accounting for the Preferred Stock requires the obligation be measured at its fair value in accordance with ASC 480-10-30-1. The initial fair value was determined to represent the proceeds received at issuance, based on the stated value of $1,000 per share. This fair value was discounted by the fair value of the freestanding warrants issued in connection with the Preferred Stock.

Subsequent to the initial issuance, the Preferred Stock continues to be treated as a liability in accordance with ASC 480 which is consistent with the accounting for other debt instruments subject to this Codification. Therefore, the Preferred Stock is not subsequently remeasured at fair value. Accordingly, the Preferred Stock has been stated at its expected redemption amount at each subsequent period, less the discount represented by the warrants. The initial discount has been subsequently accreted as a component of interest expense using the effective interest method such that the discount will be fully amortized on the redemption date. Due to the liability treatment, dividends on the Preferred Stock are properly recognized as a component of interest expense.

Form 10-Q for the Quarter Ended October 2, 2010

Note 16, Business Segment, page 16

3.	We note your response to prior comment 6. You state that your chief operating decision maker assesses the company primarily based upon a functional reporting model. You further state that there is no full profit or loss statement for your company’s product lines. Please further address the following:

February 4, 2011 Securities and Exchange Commission Division of Corporate Finance Page 3

•	Tell us the specific information that your chief operating decision maker uses to assess the company. Explain your use of the term “primarily.”

•	Tell us what information regarding your product lines is included in the financial packages provided to your chief operating decision maker.

In order to assist us with the evaluation of your response, please provide us with a copy of the financial reporting package provided to your chief operating decision maker.

The Company has a functional reporting model which is evidenced in the quarterly management report package provided to the chief operating decision maker. The Company’s chief operating decision maker uses the quarterly management report package to assess the Company. The chief operating decision maker, however, is also actively involved in all functional aspects of the Company. This involvement provides for a deeper level of insight into the day to day operations of the Company, including detailed aspects of the marketing, production, sales, administration, finance, and engineering functions. Therefore, the Company used the term “primarily” in its initial response to identify the importance of the quarterly management report package provided to the chief operating decision maker, for purposes of analyzing the results of the Company while making executive and strategic decisions, without detracting from the myriad of hands on involvement and focused efforts required by the chief operating decision maker on a daily basis in order to ensure the successful execution of the Company’s long term and strategic goals. The quarterly management report package includes specific performance metrics, sales by product family as summarized for external reporting purposes by respective product line, product line sales by geography, impacts of foreign exchange, management P&L’s, GAAP P&L’s, gross margin analysis by product line, inventory management, balance sheets, cash flows and employee headcount.

The product line specific information included in the quarterly management report package provided to the chief operating decision maker includes net sales by product family, as summarized for external reporting by product line, compared to budget and prior year on page 5, compared to field (or stretch) plan on page 6, and product line sales by region on page 7. The quarterly management report pack also includes a gross margin analysis by product category at the budgeted standard rate by quarter and year to date compared to the prior year actual results and current year budget on page 14.

The differentiation between our product families and product categories is determined by the functional groups that manage these products. Our sales department is measured on a product family basis while the marketing and operations departments are measured on a product category basis. The highest level of common reporting amongst these groups is the product line group which the Company discloses in our Form 10-K and Form 10-Q.

February 4, 2011 Securities and Exchange Commission Division of Corporate Finance Page 4

As requested, the Company is providing to the Staff under separate confidential cover a copy of the 2010 fourth quarter management report package, as supplemental material relating to this response. This supplemental material is the quarterly financial reporting package provided to our chief operating decision maker. The 2010 fourth quarter management report package is representative of the organizational realignment as previously acknowledged via response dated January 7, 2011.

If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth Bruce A. Toth
Winston & Strawn LLP

February 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Kevin L. Vaughn

Martin James

Tara Harkins

Re:	X-Rite, Incorporated

Form 10-K for the Year Ended January 2, 2010, filed March 18, 2010

Form 10-Q for the Quarter Ended October 2, 2010, filed November 12, 2010

File No. 000-14800

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in letters dated December 10, 2010 and January 21, 2011, X-Rite, Incorporated (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah

Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer